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Exhibit 99.(a)(16)

June 22, 2005

Dear Deferred Compensation Plan Participant,

        As you may be aware, National Grid Transco recently closed on the sale of four U.K. gas distribution networks for £5.8 billion (approximately $10.44 billion). It is now in the process of undertaking the return of £2 billion (approximately $3.6 billion) from the sale amount to shareholders, both those who hold ordinary shares traded on the London Stock Exchange (symbol: NGT) and those who hold ADRs traded on the New York Stock Exchange (symbol: NGG). The Return of Cash transactions are composed of a Share Capital Consolidation (reverse stock split) with a record date of July 29, 2005, and a ratio of 0.877551 to one, and a cash distribution to be accomplished through the issuance of so-called B Shares in the amount of £3.25 (approximately $5.85) per NGG ADR.

        As a Deferred Compensation Plan Participant, you have the option of selecting NGG ADRs ("ADRs") as a phantom investment. You may therefore have an ADR balance, or may be considering ADRs for a portion of your plan balance. The purpose of this letter is to inform you of how the Return of Cash transactions will impact a phantom investment in ADRs under the plan.

        In essence, deferred compensation amounts credited to phantom ADRs will be adjusted to account for both the reverse stock split and cash distribution components of the Return of Cash. The cash distribution will be treated in the same way that dividends are treated under the plan—dividends are turned into phantom ADRs based upon the closing price of ADRs on the New York Stock Exchange ("NYSE") on the dividend payable date. A more detailed explanation of the Return of Cash impacts is as follows:

  Deferred Compensation Plan Participants who hold phantom ADRs under the plan as of 5 p.m. on July 29, 2005, will thereafter see a reduction in the total number of ADRs they hold utilizing a factor of 0.877551. Then, in late August, each participant who was credited with ADRs as of 5 p.m. on July 29, 2005, (such number of ADRs hereafter referred to as "ADRs of Record") will have her or his account re-credited with ADRs based upon the following: (1) the participant's ADRs of Record will be multiplied by £3.25 per ADR; (2) the resulting U.K. pounds will be converted to U.S. dollars based upon the exchange rate in effect on August 22, 2005; and (3) the resulting U.S. dollar amount will be converted into ADRs based upon the closing price of ADRs on the New York Stock Exchange on August 25, 2005.

  For example, if you hold 100 phantom ADRs at the close of business on July 29, your ADR holdings will be adjusted as of July 30 to reflect reverse split holdings of 87.7551 ADRs. Then, on or around August 26, 2005, your ADR holdings will be readjusted to reflect an additional amount of ADRs determined by taking £325 (approximately $585) and converting such value to ADRs at the August 25, 2005, closing price. At a hypothetical closing price of $47, you would be credited with 12.4468 ADRs, making your post-Return of Cash total 100.2019 ADRs. At a hypothetical closing price of $50, you would be credited with 11.7 ADRs, making your post-Return of Cash total 99.4551 ADRs.

        Please note that two different factors will ultimately affect how the Return of Cash impacts ADR balances: (1) the exchange rate between U.K. pounds and the U.S. dollar ($1.80 per U.K. pound is used in the previously mentioned example); and (2) the closing price of ADRs on the NYSE on August 25, 2005. In addition, you should note that if you were a holder of phantom ADRs on June 8, 2005, you will be credited with the semi-annual ordinary dividend (which has a payable date of August 24, 2005) on or around August 26.

        The reason why phantom ADRs held under the Deferred Compensation Plan are being processed in the manner described above is because this process most closely reflects current plan provisions. The company is not able to amend the plan to simply ignore the Return of Cash transaction due to limitations placed on amending deferred compensation plans by the American Jobs Creation Act of 2004.

        As a reminder, you will not be able to change your nominal investment allocations between the period June 20 and July 22, 2005, due to the change in recordkeepers (from Vinings-Mellon to T. Rowe Price) that is taking place during that period. If you would like to make a change after the blackout period ends, you may do so by calling T. Rowe Price at 1-800-922-9945 or by visiting their website at rps.troweprice.com.

        If you are subject to U.S. income taxes and hold either NGT ordinary shares or NGG ADRs other than on a phantom basis or under a tax-deferred arrangement, you are urged to seek professional financial and tax advice prior to making any decisions regarding your holdings in relation to the Return of Cash transactions. The tax issues applicable to the Return of Cash distribution are complex. Details of the tax issues are contained in materials mailed to shareholders (specifically Part 3 of the U.S. Supplemental Memorandum). If you do not hold any NGT ordinary shares or NGG ADRs outside of those held on a phantom basis under the plan, you will not receive those Return of Cash materials.

        If you have any questions regarding this letter, please call T. Rowe Price at 1-800-922-9945. Representatives are available Monday through Friday, from 7 a.m. to 10 p.m. eastern time.

/s/

Lydia Pastuszek
Senior Vice President, Human Resources

        Note: The U.S. dollar equivalents expressed in this document are based on a recent exchange rate of $1.80 per U.K. pound. Actual values will be based on the applicable exchange rate at the time the transactions take place.

In the United States, National Grid Transco plc ("National Grid Transco") has filed a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

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  Exhibit 99.(a)(16)